File No. 812-

As filed with the Securities and Exchange Commission on August 7, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Federated Adviser Series

And

Federated Global Investment Management Corp., Federated MDTA, LLC, Federated Equity Management Company of Pennsylvania, Federated Investment Counseling, AND Federated Investment Management Company

4000 Ericsson Drive

Warrendale, PA 15086-7561

Please direct all communications regarding this Application to:

Peter Germain, Esquire

Federated Investors Tower

Pittsburgh, PA 15222-3779

With copies

to:

Clair E. Pagnano

K&L Gates LLP

State Street Financial Center, One Lincoln Street,

Boston, MA 02111

This Application (including Exhibits) contains 34 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

Federated Adviser Series, Federated Global Investment Management Corp., Federated MDTA, LLC, Federated Equity Management Company of Pennsylvania, Federated Investment Counseling, and Federated Investment Management Company

) ) ) ) ) ) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Investment Company Act of 1940

File No. 812-

I.	INTRODUCTION

Federated Adviser Series (the “Trust”), a registered open-end investment company that offers one or more series of shares (each a “Fund” and collectively, as applicable, the “Funds”), on behalf of each Fund of the Trust that will operate as a Sub-advised Fund, as defined herein, and Federated Global Investment Management Corp., Federated MDTA, LLC, Federated Equity Management Company of Pennsylvania, Federated Investment Counseling, and Federated Investment Management Company (each, an “Adviser” and collectively, as applicable, the “Advisers” and, the Advisers, together with the Trust, the “Applicants”), [1][2] hereby submit this application (the “Application”), to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting them from Section 15(a) of the 1940 Act to permit the Advisers, subject to the approval of the board of trustees of the Trust (the “Board”),[3] including a majority of those who are not “interested persons” of the Trust or the Advisers, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select investment sub-advisers (each a “Sub-adviser” and collectively, the “Sub-advisers”) for all or a portion of one or more of the Funds pursuant to an investment sub-advisory agreement with each Sub-adviser (each a “Sub-advisory Agreement” and collectively, the “Sub-advisory Agreements”), and (ii) materially amend Sub-advisory Agreements with the Sub-advisers at a non-in-person meeting called for the purpose of voting on such approval.[4] As used herein, a Sub-adviser for a Fund is any investment adviser that enters into a Sub-advisory Agreement with respect to a Fund.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Sub-advised Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(l)(ii), 22(c)(l)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”). Unlike certain previous exemptions that the Commission has granted only with respect to certain Wholly-Owned Sub-Advisers and Unaffiliated Sub-advisers, consistent with recent precedent, the relief described herein would also extend to any Sub-adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) [5] of a Fund or an Adviser for reasons other than serving as investment adviser for one or more Fund (an “Affiliated Sub-Adviser”) including in particular any Partially-Owned Sub-adviser.[6]

Applicants request that the relief sought herein apply to the Applicants, as well as to any future Fund and any other existing or future registered open-end management investment company or fund thereof that intends to rely on the requested order in the future and that (i) is advised by one or more of the Advisers, (ii) uses the management structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Sub-advised Fund” and collectively, as applicable, the “Sub-advised Funds”). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption primarily to enable the Advisers and the Board to obtain for each Sub-advised Fund the services of one or more Sub-advisers believed by the Advisers and the Board to be particularly well suited to manage all or a portion of the assets of the Sub-advised Funds, and to make material amendments to Sub-advisory Agreements believed by the Advisers and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-advisory Agreements. Under this structure, the Advisers, in their capacity as investment adviser, evaluate, allocate assets to and oversee one or more Sub-advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-advisers.

If the requested relief is granted, the Adviser would be permitted to enter into or materially amend Sub-Advisory Agreements related to a Subadvised Fund that were approved by the Board, including a majority of the Independent Trustees, at a non-in-person meeting called for the purpose of voting on such approval. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Sub-advised Funds would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-advisers and costs associated with the proxy solicitation to approve new or amended Sub-advisory Agreements.

II.	THE TRUST

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Board consists of nine members, seven of whom are Independent Trustees. The Trust currently consists of seven Funds, which are offered and sold pursuant to a registration statement on Form N-lA. The Advisers serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to certain Sub-advised Funds.

III.	THE ADVISERS

The Advisers are each registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Advisers are indirect, wholly-owned subsidiaries of Federated Investors, Inc. (“Federated”). Federated is a global asset management company that, acting through its subsidiaries, provides investment management and related services to institutional and individual clients. Each Adviser serves as the investment adviser to certain Sub-advised Funds pursuant to an investment management agreement (each an “Investment Management Agreement” and together the “Investment Management Agreements”).

Each Investment Management Agreement has been, or will be, approved by the Board, including a majority of the Independent Trustees, and by the shareholders or the initial shareholder of the relevant Sub-advised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act. The terms of these Investment Management Agreements comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Advisers, subject to the direction and supervision of the Board, provide investment research and supervision of the investments of each Sub-advised Fund and conduct (or engage one or more investment sub-advisers to conduct) a continuous program of investment evaluation and of appropriate sale or other disposition and reinvestment of each Sub-advised Fund’s assets. As the investment adviser to each Sub-advised Fund, the Advisers will monitor compliance of each Sub-Adviser with the investment objectives and related investment polices.

Consistent with the terms of each Investment Management Agreement, the Advisers may, subject to the direction and approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Sub-advised Fund (if required), select and contract with one or more Sub-advisers to manage the investments and determine the composition of the assets of the Sub-advised Fund. Subject to the direction of the Board and the terms of Investment Management Agreement, the Advisers will monitor compliance of each Sub-adviser with the investment objectives and related investment policies, as set forth in the Sub-advised Fund’s registration statement filed with the Commission of any Sub-advised Fund under the management of such Sub-adviser, and review and report to the Board on the performance of such Sub-adviser. In the event a Sub-adviser is employed, Adviser retains the authority to immediately assume responsibility for any functions delegated to a Sub-adviser. If the name of any Sub-advised Fund contains the name of a Sub-adviser, then the name of the Advisers that serve as the primary adviser to the Sub-advised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser (e.g., Federated), will precede the name of the Sub-adviser.

For its services to each Sub-advised Fund under the applicable Investment Management Agreement, the Advisers receive an investment management fee from that Sub-advised Fund. A Sub-adviser will receive an investment management fee from the Advisers. The fees paid to the Sub-advisers will be the result of negotiations between the Advisers and the Sub-advisers and will be approved by the Board, including a majority of its Independent Trustees.

IV.	THE Sub-advisers

Pursuant to the authority under the Investment Management Agreement, the Advisers may enter into Sub-advisory Agreements with various Sub-advisers on behalf of the Sub-advised Funds.

The Sub-advisers are, and any future Sub-advisers will be, “investment advisers” to the Sub-advised Funds within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Sub-advised Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-advisers are, and any future Sub-advisers will be, registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. The Advisers select Sub-advisers based on the Advisers’ evaluation of the Sub-advisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. The Advisers may employ multiple Sub-advisers for one or more of the Sub-advised Funds. In those instances, the Advisers would allocate and, as appropriate, reallocate a Sub-advised Fund’s assets among the Sub-advisers. Without limiting the ability of the Advisers to employ multiple Sub-advisers, the Advisers typically employ and expect to continue to primarily employ a single Sub-adviser (primarily an Affiliated Sub-adviser) for each Fund.

The Advisers engage in an on-going analysis of the continued advisability of retaining a Sub-adviser and make recommendations to the Board as needed. The Advisers also negotiate and renegotiate the terms of the Sub-advisory Agreements with the Sub-advisers, including the fees paid to the Sub-advisers, and make recommendations to the Board as needed.

The Sub-advisers, subject to the oversight of the Advisers and the Board, determine, or will determine, the securities and other instruments to be purchased, sold or entered into by a Sub-advised Fund’s portfolio or a portion thereof. The Sub-advisers[7] also may place orders with brokers or dealers that they select.[8] Notwithstanding the foregoing, the Advisers reserve, or will reserve, the right and retain complete authority to assume direct responsibility for determining the securities and other instruments to be purchased, sold or entered into by a Sub-advised Fund’s portfolio or a portion thereof, and for executing portfolio transactions with applicable brokers or dealers on behalf of a Sub-advised Fund’s portfolio or a portion thereof. The Sub-advisers keep, or will keep, certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Sub-advised Fund, and assist, or will assist, the Advisers to maintain the Sub-advised Fund’s compliance with the relevant requirements of the 1940 Act. The Sub-advisers monitor, or will monitor, the respective Sub-advised Fund’s investments and will provide periodic reports to the Board and the Advisers. The Sub-advisers also make, or will also make, their officers and employees available to the Advisers and the Board to review the investment performance and investment policies of the Sub-advised Fund.

Each Sub-advisory Agreement has been, or will be, approved by the Board, including a majority of its Independent Trustees, and the shareholders or the initial shareholder of the applicable Sub-advised Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act. The terms of each Sub-advisory Agreement comply or will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-advisory Agreement sets forth, or will set forth, the duties of the Sub-advisers and describes, or will describe, the compensation paid to the Sub-advisers.

After the first two years of the Sub-advisory Agreements, as required by Section 15(c) of the 1940 Act, the terms of the Sub-advisory Agreements are reviewed and renewed on an annual basis by the Board, including a majority of its Independent Trustees. Each year, the Board dedicates substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-advisory Agreements. The Board will review comprehensive materials received from the Adviser, the Sub-advisers, independent third parties and independent counsel. The Board will consist of a majority of Independent Trustees. Applicants will continue this annual review and renewal process for Sub-advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board reviews information provided by the Advisers and Sub-advisers when it is asked to approve or renew Sub-advisory Agreements. A Sub-advised Fund discloses the basis for the Board’s approval and renewal of the Investment Management Agreements and any applicable Sub-advisory Agreements in the Sub-advised Fund’s annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board is maintained as part of the records of the respective Sub-advised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-advisory Agreements, the Advisers will agree to pay the Sub-advisers fees out of the fees paid to the Advisers under the Investment Management Agreements. Each Sub-adviser will bear its own expenses of providing investment management services to the relevant Sub-advised Fund. The Sub-advisers may also agree in the Sub-advisory Agreements to share in any fee waivers, or expense assumptions and reimbursements, with respect to the Sub-advised Funds, imposed or made by the Advisers of their affiliates.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI.	LEGAL ANALYSIS AND DISCUSSION
a.	Shareholder Vote
i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, regularly furnishes advice with respect to the desirability of investing in, purchasing, or selling securities or other property or is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-advisers are deemed to be within the definition of an “investment adviser” and, therefore, the Sub-advisory Agreements are each subject to Section 15(a) of the 1940 Act to the same extent as the Investment Management Agreements. Therefore, Section 15(a) of the 1940 Act requires a majority of the outstanding voting securities of a Sub-advised Fund to approve Sub-advisory Agreements whenever the Advisers propose to the Board to hire new Sub-advisers for that Sub-advised Fund. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.[9] In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” as that term is defined by Section 2(a)(4) of the 1940 Act and Rule 2a-6 thereunder. However, Rule 2a-6 under the 1940 Act provides that certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company are not assignments for purposes of Section 15(a)(4) of the 1940 Act, thereby effectively providing an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act.

ii.	Requested Relief

Applicants seek relief to: (i) select Sub-advisers, including Wholly-owned Sub-advisers, Affiliated Subadvisers (including Partially-Owned Sub-advisers), and Unaffiliated Sub-advisers[10] to manage all or a portion of the assets of the Sub-advised Funds and enter into Sub-advisory Agreements; and (ii) materially amend Sub-advisory Agreements with the Sub-advisers, each subject to the approval of the Board, including a majority of its Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act at a non-in-person meeting. Such relief would include, without limitation, the replacement or reinstatement of any Sub-adviser with respect to which a Sub-advisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants believe that the relief sought should be granted by the Commission because (1) the Advisers either will operate the Sub-advised Funds, or may operate the Sub-advised Funds, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Sub-advised Funds to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with applicable rules under the 1940 Act. The requested order would benefit a Subadvised Fund by allowing the Board, including a majority of the Independent Trustees, to approve the Sub-Advisory Agreement at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement. For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Fund’s assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Fund’s investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If an Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of a Subadvised Fund could approve the material amendment to the applicable Sub-Advisory Agreement at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order.

1.	Operations of the Trust

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.[11] Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.[12] The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for sub-advised funds, the investment adviser is not normally responsible for the day-to-day investment decisions and, instead, the investment adviser selects, supervises, and evaluates Sub-advisers who ultimately are responsible for the day-to-day investment decisions.

The Advisers will monitor the compliance of the Sub-adviser with the investment objectives and related investment policy as set forth in the applicable Sub-advised Fund’s registration statement. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-advisers in the Advisers in light of the management structure of the Sub-advised Funds, as well as the shareholders’ expectation that the Advisers are in possession of information necessary to select the most capable Sub-advisers. The Advisers have the requisite expertise to evaluate, select and supervise the Sub-advisers. Within this structure, the Adviser is in a better position to make an informed selection of a Sub-Adviser than are individual shareholders. The Advisers will not normally make day-to-day investment decisions for a Sub-advised Fund.[13]

From the perspective of the shareholder, the role of the Sub-advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-advisers are each charged with the selection of portfolio investments in accordance with a Sub-advised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Sub-advised Fund. Shareholders expect the Advisers, subject to review and approval of the Board, to select the Sub-advisers who are in the best position to achieve the Sub-advised Fund’s investment objectives. Shareholders also rely on the Advisers for the overall management of a Sub-advised Fund and the Sub-advised Fund’s total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Advisers and the Sub-advisers will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management Agreements and the Sub-advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Sub-advised Funds in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Advisers and the Board will consider the reasonableness of the Sub-advisers’ compensation with respect to the Sub-advised Fund for which the Sub-advisers will provide portfolio management services. Although only the Advisers’ fees are payable directly by the Sub-advised Funds, and the Sub-advisers’ fees are payable by the Advisers,[14] the Sub-advisers’ fees directly bear on the amount and reasonableness of the Advisers’ fees payable by the Sub-advised Funds. Accordingly, the Advisers and the Board will consider the fees paid to Sub-advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

With respect to oversight, Applicants note that the Advisers perform and will perform substantially identical oversight of all Sub-advisers, regardless of whether they are affiliated with the Advisers. Such oversight is similar in many respects to how the Advisers would oversee their own internal portfolio management teams.

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Trustees, to approve the applicable Sub-Advisory Agreement, and any material amendments thereto, at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for entering into or materially amending Sub-Advisory Agreements and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. In many, but not all, circumstances the Sub-Adviser’s personnel will speak with the Board during or prior to the non-in-person meeting. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Advisory Agreement were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Advisory Agreement at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”[15] by the Sub-Adviser.

2.	Lack of Economic Incentives

In allocating the management of the Sub-advised Funds’ assets between the Advisers and one or more Sub-advisers, Applicants acknowledge that the Advisers have an incentive to consider the benefit the Advisers will receive, directly or indirectly, from the fees paid for the management of those assets. However, Applicants believe that the protections afforded by the conditions set forth in this Application would prevent the Advisers from acting to the detriment of the Sub-advised Funds and their shareholders. Applicants assert that the proposed conditions are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address conflicts of interest. In particular, the Advisers will provide the Board with any information that may be relevant to the Board’s evaluation of material conflicts of interest present in any sub-advisory arrangement when the Board is considering, with respect to the Sub-advised Funds, a change in Sub-advisers or existing Sub-advisory Agreements as part of its annual review process. The Board will also have to make a separate finding, reflected in the Board minutes, that any change in Sub-advisers or any renewal of existing Sub-advisory Agreements is in the best interests of the Sub-advised Funds and their respective shareholders and, based on the information provided to it, does not involve a conflict of interest from which the Advisers, the Sub-advisers, or any officer or Trustee of the Sub-advised Funds or any officer or board member of the Advisers derives an inappropriate advantage.

Applicants note that the relief they are requesting would not be subject to two conditions that have been customary in previous exemptive orders for similar relief but have been incorporated into a recent exemptive order upon which this application is modeled[16], including (i) restrictions on the ownership of interest in Sub-advisers by trustees and officers of the Sub-advised Funds and the Advisers, and (ii) a requirement that the Advisers provide the Board with profitability reports each quarter. Applicants believe eliminating these conditions is appropriate with respect to the requested relief. As to the condition on ownership, Applicants assert that restricting ownership of interests in Sub-advisers by trustees and officers would not be meaningful where the Advisers may themselves own an interest in the Sub-advisers and the Sub-advisers may be selected for a Sub-advised Fund under the requested relief.[17] As to the condition requiring quarterly profitability reports, Applicants note that the Board would review profitability information at the time of any proposed Sub-adviser change (see condition 7) and as part of its annual review of each Sub-advisory Agreement pursuant to Section 15(c) of the 1940 Act.

Prior to the recent Carillon exemptive order, the Commission has granted the requested relief solely with respect to certain Wholly-Owned Sub-advisers and Unaffiliated Sub-advisers through numerous exemptive orders. That relief has been premised on the fact that such sub-advisers serve in the same limited capacity to that of individual portfolio managers. Applicants believe this same rationale supports extending the requested relief to Affiliated Sub-advisers. Moreover, Applicants note that, while the Advisers’ judgment in recommending Sub-advisers can be affected by certain conflicts of interest or economic incentives, they do not warrant denying the extension of the requested relief to Affiliated Sub-advisers. For one, the Advisers face those conflicts and incentives in allocating fund assets between themselves and Sub-advisers, and across Sub-advisers, as it has an interest in considering the benefit it will receive, directly or indirectly, from the fee the fund pays for the management of those assets. Moreover, the Advisers have employed and will continue to employ the same methodology to evaluate potential conflicts of interest, regardless of the affiliation between the Advisers and Sub-advisers. While the selection and retention of Affiliated Sub-advisers by the Advisers potentially presents different or additional conflicts of interest than may be the case with Unaffiliated Sub-advisers or Wholly-Owned Sub-advisers, the proposed terms and conditions of the requested relief are designed to address the potential conflicts of interest with respect to both those common to all types of Sub-advisers and specific to Affiliated Sub-advisers. In particular, Applicants believe that the proposed conditions are protective of shareholder interests by ensuring the Board’s independence and providing the Board with the appropriate resources and information to monitor and address conflicts.

3.	Benefits to Shareholders

In the absence of exemptive relief from Section 15(a) of the 1940 Act, if Sub-advisory Agreements are amended in any material respect, approval by the shareholders of the affected Sub-advised Funds may be required. Moreover, if Sub-advisory Agreements were “assigned” as a result of a change in control of the Sub-advisers, the shareholders of the affected Sub-advised Funds would be required to approve retaining the existing Sub-adviser. When shareholder approval is required, the Sub-advised Funds would be required to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Sub-advised Funds, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of poorly performing Sub-advisers or those whose management team has parted ways with the Sub-advisers, potentially harmful to the Sub-advised Funds and their respective shareholders.

As noted above, shareholders investing in a Fund that has Sub-advisers are effectively hiring the Advisers to manage the Sub-advised Fund’s assets by overseeing, evaluating, monitoring and recommending Sub-advisers instead of the Advisers hiring their own employees to oversee the assets directly. Applicants believe that permitting the Advisers to perform the duties for which the shareholders of the Sub-advised Funds are paying the Advisers — the selection, supervision and evaluation of the Sub-advisers, including Affiliated Sub-advisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Sub-advised Fund’s shareholders and will allow the Sub-advised Funds to operate more efficiently. Within this structure, the Advisers are in a better position to make an informed selection and evaluation of a Sub-adviser than an individual shareholder would be. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Sub-advised Funds will be able to hire or replace Sub-advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Advisers believe that a change would benefit the Sub-advised Funds and their respective shareholders.

Prior to the Carillon exemptive order, the Commission has previously granted the requested relief solely with respect to certain Wholly-Owned Sub-Advisers and Unaffiliated Sub-advisers through numerous exemptive orders. That relief would permit the Sub-advised Funds to avoid the time-intensive and expensive shareholder solicitation process with respect to hiring or making material amendments to Sub-advisory Agreements with respect to the Sub-advisers. As discussed above, Applicants believe the same rationale supports extending the requested relief to Affiliated Sub-Advisers as well. While Affiliated Sub-Advisers may give rise to different or additional conflicts of interests, the proposed terms and conditions, including the enhanced oversight by the Board, address such potential conflicts. Moreover, treating all Sub-advisers equally under the requested relief might help avoid the selection of Sub-advisers potentially being influenced by considerations regarding the applicable regulatory requirements (i.e., whether a shareholder vote is required) and the associated costs and delays.[18]

Markets are not static, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by entering into a Sub-Advisory Agreement with a new Sub-Adviser or materially amending an existing Sub-Advisory Agreement. At these moments it may be impractical and/or costly to hold an additional in-person board Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit a Subadvised Fund’s shareholders. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the relief requested is granted, the Investment Management Agreements will continue to be fully subject to Section 15(a) of the 1940 Act. Moreover, the Board will consider the Investment Management Agreements and Sub-advisory Agreements in connection with the contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Advisers to each Sub-advisers.

4.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for the Sub-advised Funds will include all information required by Form N-1A concerning the Sub-advisers, including Affiliated Sub-advisers, if the requested relief is granted. If new Sub-advisers are retained, the existing Sub-advisers are terminated, or Sub-advisory Agreements are materially amended, the Sub-advised Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act.

If new Sub-advisers are hired, the Sub-advised Funds will inform shareholders of the hiring of new Sub-advisers pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-adviser is hired for any Sub-advised Fund, that Sub-advised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[19] and (b) the Sub-advised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Under the requested relief, the Sub-advised Funds would not furnish a Multi-manager Information Statement to shareholders when existing Sub-advisory Agreements are materially modified. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-advisory Agreements.

Prior to the Sub-advised Funds relying on the relief requested in this Application, the Board, including its Independent Trustees, will have approved its operations as described herein. Additionally, the shareholders of the applicable Sub-advised Fund has approved, or will have approved, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to a Sub-advised Fund offering its shares.

If the Sub-advised Funds obtain shareholder approval to operate under the multi-manager structure described herein prior to the issuance of an order as requested in this Application, the prospectuses for the Sub-advised Funds will at all times, following such shareholder approval, contain appropriate disclosure that the Sub-advised Funds have applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-advisers and materially amend existing Sub-advisory Agreements without soliciting further shareholder votes.

In the case of any new Sub-advised Fund that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

5.	Non-In-Person Meeting Consistent with the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).[20] Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”[21] (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”[22]

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”[23] The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”[24] In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Advisory Agreements by the Independent Trustees. The Independent Trustees necessary to approve a Sub-Advisory Agreement or a material amendment thereto would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting. The requested relief could not be relied upon to approve a Sub-Advisory Agreement by written consent or another form of absentee approval by the Independent Trustees. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

b.	Fee Disclosure
i.	Regulatory Background

Form N-lA is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-lA requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company with respect to each investment adviser, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require the Sub-advised Funds to disclose the fees paid to Sub-advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to disclose in its financial statements information about the investment advisory fees. These provisions could be deemed to require the Sub-advised Fund’s financial statements to disclose information concerning fees paid to the Sub-advisers. The exemption from Regulation S-X requested below would permit the Sub-advised Funds to include only the Aggregate Fee Disclosure (as defined below); all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

ii.	Requested Relief

Applicants seek relief to permit the Sub-advised Funds to disclose (as the total dollar amount and a percentage of the Sub-advised Fund’s net assets) (a) the aggregate fees paid to the Advisers, any Wholly-Owned Sub-Advisers, and to any Affiliated Sub-Advisers; and (b) the aggregate fees paid to Unaffiliated Sub-advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(l)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as the total dollar amount and as a percentage of the Sub-advised Fund’s net assets. Applicants believe that the relief sought in this Application should be granted because the Advisers intend to operate the Sub-Advised Funds under a multi-manager structure. As a result, disclosure of the individual fees that Advisers pay to Sub-Advisers would not serve any meaningful purpose.

As noted above, the Advisers may operate the Sub-advised Funds in a manner different from traditional investment companies. By investing in the Sub-advised Funds, shareholders are hiring the Advisers to manage the Sub-advised Fund’s assets by overseeing, evaluating, monitoring and recommending Sub-advisers rather than by hiring their own employees to manage the assets directly. The Advisers, under the supervision of the Board, are responsible for overseeing the Sub-advisers and recommending their hiring and replacement. In return, the Advisers receive advisory fees from the Sub-advised Funds. Pursuant to the Investment Management Agreements, the Advisers compensate the Sub-advisers directly. Disclosure of the individual fees that the Advisers would pay to the Sub-advisers does not serve any meaningful purpose since investors pay the Advisers to oversee, monitor, evaluate and compensate the Sub-advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-advisers are to inform shareholders of expenses to be charged by a particular Sub-advised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Sub-advised Fund’s overall advisory fees will be fully disclosed and, therefore, shareholders will know what the Sub-advised Fund’s fees and expenses are and will be able to compare the advisory fees the Sub-advised Funds are charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Sub-advised Funds to disclose the fees negotiated between the Advisers and Sub-advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of traditional investment companies, disclosure is made of the compensation paid to the investment advisers of such investment companies, but shareholders are not told or asked to vote on the salaries paid by the investment advisers to individual portfolio managers. Similarly, in the case of the Sub-advised Funds, the shareholders will have chosen to employ the Advisers and to rely upon the Advisers’ expertise in monitoring the Sub-advisers, recommending the Sub-advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-advisers. There are no policy reasons that require shareholders of the Sub-advised Funds to be informed of the Sub-advisers individual fees any more than shareholders of traditional investment companies (with single investment advisers) would be informed of the investment advisers’ individual portfolio managers’ salaries.[25]

The requested relief would benefit shareholders of the Sub-advised Funds because it would improve the Advisers’ ability to negotiate the fees paid to Sub-advisers, including Affiliated Sub-advisers. The Advisers’ ability to negotiate with the various Sub-advisers would be adversely affected by public disclosure of fees paid to the Sub-advisers. If the Advisers are not required to disclose the Sub-advisers’ fees to the public, the Advisers may be able to negotiate rates that are below the Sub-advisers’ “posted” amounts as the rate would not be disclosed to the Sub-advisers’ other clients. Moreover, if one Sub-adviser is aware of the advisory fee paid to another Sub-adviser, the Sub-adviser would likely take it into account in negotiating its own fee.

Prior to the Carillon exemptive order, the Commission has previously granted the requested relief solely with respect to Wholly-Owned Sub-advisers and Unaffiliated Sub-advisers through numerous exemptive orders. That relief only permitted the disclosure of aggregate fees paid to Wholly-Owned Sub-advisers and Unaffiliated Sub-advisers and required disclosure of individual fees paid to Affiliated Sub-advisers. If the requested relief under Section 15(a) of the 1940 Act is granted to extend to Affiliated Sub-advisers, Applicants believe it is appropriate to permit the Sub-Advised Funds to disclose only aggregate fees paid to Affiliated Sub-advisers for the same reasons that similar relief has been granted to Wholly-Owned and Unaffiliated Sub-advisers, as discussed above.

c.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section l5(a), as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission with respect to Wholly-Owned Sub-advisers and Unaffiliated Sub-advisers. See, e.g., Carillon Series Trust, et al., Investment Company Act Rel. Nos. 33464 (April 25, 2019) (notice) and 33494 (May 29, 2019) (order); Natixis Funds Trust I, et al., Investment Company Act Rel. Nos. 33265 (October 5, 2018) (notice) and 33287 (October 31, 2018) (order); Advisors Asset Management Inc. and ETF Series Solutions, Investment Company Act Rel. Nos. 33169 (July 24, 2018) (notice) and 33207 (August 21, 2018) (order); TriLine Index Solutions, LLC and ETF Series Solutions, Investment Company Act Rel. Nos. 33159 (July 11, 2018) (notice) and 33192 (August 6, 2018) (order); SL Advisors, LLC and ETF Series Solutions, Investment Company Act Rel. Nos. 33158 (July 11, 2018) (notice) and 33193 (August 6, 2018) (order); ODMS ETF Trust I, et al., Investment Company Act Rel. Nos. 33156 (July 10, 2018) (notice) and 33196 (August 7, 2018) (order)[26].

Applicants contend that any variance from the relief granted in the precedent provided above and the relief requested in this Application is not material and does not vary from the policy reasons for the applicable rules, or the Commission’s granting of an exemption therefrom. Consistent with previous exemptive relief granted by the Commission, shareholders will be aware of the fees paid by the Sub-Advised Funds for advisory services as set forth by the Aggregate Fee Disclosure. For the reasons set forth above, Applicants believe that the relief sought with respect to Affiliated Sub-advisers would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:[27]

(1)	Before the Sub-advised Funds may rely on this Application, the operation of the Sub-advised Funds in the manner described in this Application will be, or has been, approved by a majority of the Sub-advised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Sub-advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Sub-advised Fund’s shares to the public.

(2)	The prospectuses for the Sub-advised Funds will disclose the existence, substance, and effect of any order granted pursuant to this Application. In addition, the Sub-advised Funds will hold themselves out to the public as employing the multi-manager structure described in this Application. The prospectus will prominently disclose that the Advisers have the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-advisers and recommend their hiring, termination, and replacement.

(3)	The Advisers will provide general management services to the Sub-advised Funds, including overall supervisory responsibility for the general management and investment of the Sub-advised Fund’s assets, subject to review and oversight of the Board, will (i) set the Sub-advised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Sub-advisers for all or a portion of the Sub-advised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Sub-advised Fund’s assets among Sub-advisers, (iv) monitor and evaluate the Sub-advisers’ performance, and (v) implement procedures reasonably designed to ensure that Sub-advisers comply with the Sub-advised Fund’s investment objective, policies and restrictions.

(4)	The Sub-advised Funds will inform shareholders of the hiring of a new Sub-adviser within 90 days after the hiring of the new Sub-adviser pursuant to the Modified Notice and Access Procedures.

(5)	At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

(6)	Independent Legal Counsel, as defined in Rule 0-l(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

(7)	Whenever Sub-advisers are hired or terminated, the Advisers will provide the Board with information showing the expected impact on the profitability of the Advisers.

(8)	The Board must evaluate any material conflicts that may be present in sub-advisory arrangements. Specifically, whenever Sub-adviser changes are proposed for the Sub-advised Funds (“Sub-adviser Change”) or the Board considers an existing Sub-advisory Agreements as part of its annual review process (“Sub-adviser Review”):
(a)	the Advisers will provide the Board, to the extent not already being provided pursuant to section 15(c) of the 1940 Act, except that the requisite Board vote will not be cast at an in-person meeting, with all relevant information concerning:
(i)	any material interest in proposed new Sub-advisers, in the case of a Sub-adviser Change, or the Sub-advisers in the case of a Sub-adviser Review, held directly or indirectly by the Advisers or a parent or sister company of the Advisers, and any material impact the proposed Sub-advisory Agreements may have on that interest;
(ii)	any arrangement or understanding in which the Advisers or any parent or sister company of the Advisers is a participant that (A) may have had a material effect on the proposed Sub-adviser Change or Sub-adviser Review, or (B) may be materially affected by the proposed Sub-adviser Change or Sub-adviser Review;
(iii)	any material interest in the Sub-advisers held directly or indirectly by an officer or Trustee of the Sub-advised Funds, or an officer or board member of the Advisers (other than through a pooled investment vehicle not controlled by such person); and
(iv)	any other information that may be relevant to the Board in evaluating any potential material conflicts of interest in the proposed Sub-adviser Change or Sub-adviser Review.
(b)	the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the Sub-adviser Change or continuation after Sub-adviser Review is in the best interests of the Sub-advised Funds and its shareholders and, based on the information provided to the Board, does not involve a conflict of interest from which the Advisers, the Sub-advisers, any officer or Trustee of the Sub-advised Funds, or any officer or board member of the Advisers derives an inappropriate advantage.
(c)	the Board will approve the Sub-Advisory Agreement at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.
(d)	management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Advisory Agreement were sought at an in-person Board meeting.
(e)	once notice of the non-in-person meeting to consider and approve a new or amended Sub-Advisory Agreement is sent, Board members will be given the opportunity to object to approving the Sub-Advisory Agreement at a non-in-person Board meeting. If a Board member requests that the Sub-Advisory Agreement be considered in-person, the Board will consider the Sub-Advisory Agreement at an in-person meeting, unless such request is rescinded.
(9)	The Sub-advised Funds will disclose the Aggregate Fee Disclosure in their respective registration statements.

(10)	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in this Application, the requested order will expire on the effective date of that rule.

(11)	Any new Sub-advisory Agreements or any amendments to a Sub-advised Fund’s existing Investment Management Agreements or Sub-advisory Agreements that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Sub-advised Funds will be submitted to the Sub-advised Fund’s shareholders for approval.

.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Trust authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 and A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 and B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 1001 Liberty Avenue, Pittsburgh, PA 151431 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

Applicants have caused this Application to be duly signed on their behalf on the 6th day of August, 2019.

Federated Adviser Series

By: /s/J. Christopher Donahue

Name: J. Christopher Donahue

Title: President

Federated Global Investment Management Corp.

By: /s/John B. Fisher

Name: John B. Fisher

Title: President and Chief Executive Officer

Federated MDTA, LLC

By: /s/John B. Fisher

Name: John B. Fisher

Title: President and Chief Executive Officer

Federated Equity Management Company of Pennsylvania

By: /s/John B. Fisher

Name: John B. Fisher

Title: President and Chief Executive Officer

Federated Investment Counseling

By: /s/John B. Fisher

Name: John B. Fisher

Title: President and Chief Executive Officer

Federated Investment Management Company

By: /s/John B. Fisher

Name: John B. Fisher

Title: President and Chief Executive Officer

EXHIBIT INDEX

A.	Verifications
1.	Verification of Federated Adviser Series
2.	Verification of Federated Global Investment Management Corp.
3.	Verification of Federated MDTA, LLC
4.	Verification of Federated Equity Management Company of Pennsylvania
5.	Verification of Federated Investment Counseling
6.	Verification of Federated Investment Management Company
B.	Certifications
1.	Certification of Federated Adviser Series
2.	Certification of Federated Global Investment Management Corp.
3.	Certification of Federated MDTA, LLC
4.	Certification of Federated Equity Management Company of Pennsylvania
5.	Certification of Federated Investment Counseling
6.	Certification of Federated Investment Management Company

Exhibit A-1

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated August 6, 2019, for and on behalf of the Federated Adviser Series (the “Trust”); that he is Secretary; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/Peter J. Germain
Name: Peter Germain, Esquire

Exhibit A-2

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated August 6, 2019, for and on behalf of Federated Global Investment Management Corp. (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/John B. Fisher
Name: John B. Fisher

Exhibit A-3

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated August 6, 2019, for and on behalf of Federated MDTA, LLC (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/John B. Fisher
Name: John B. Fisher

Exhibit A-4

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated August 6, 2019, for and on behalf of Federated Equity Management Company of Pennsylvania (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ John B. Fisher
Name: John B. Fisher

Exhibit A-5

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated August 6, 2019, for and on behalf of Federated Investment Counseling (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/John B. Fisher
Name: John B. Fisher

Exhibit A-6

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 17(a) of the Investment Company Act of 1940 (the “Act”), dated August 6, 2019, for and on behalf of Federated Investment Management Company (the “Company”); that he is President and Chief Executive Officer of the Company; and that all actions necessary to authorize the undersigned to execute and file such instruments have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ John B. Fisher
Name: John B. Fisher

Exhibit B-1

Officer’s Certificate

The undersigned, being duly elected Secretary of the Federated Adviser Series (the “Trust”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees of such Trust at a meeting duly held on May 16, 2019, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 6th day of August, 2019.

By:  /s/ Peter J. Germain
Name: Peter Germain, Esquire

Title: Secretary

 Federated Adviser Series

Resolved,	that the appropriate officers of the Trust be, and hereby are, authorized to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the series of the Trust (the “Funds”), exempting the Funds and the Funds’ registered investment advisers, Federated Global Investment Management Corp. (“Fed Global”), Federated MDTA, LLC (“MDT Adviser”), Federated Equity Management Company of Pennsylvania (“FEMCP”), Federated Investment Counseling (“FIC”), and Federated Investment Management Company (“FIMCO”) (each, an “Adviser” and together, the “Advisers”) from the provisions of Section 15(a) of the 1940 Act, and Rule 18f-2 thereunder, to appoint new sub-advisers to a Fund and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

Further Resolved, that the appropriate officers of the Advisers be, and hereby are, authorized to file an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act on behalf of the Funds, exempting the Funds and the Advisers from the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation; and

Further Resolved, that the appropriate officers be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

Exhibit B-2

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Federated Global Investment Management Corp. (the “Adviser”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Directors of such Adviser via unanimous written consent dated May 16, 2019, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 6th day of August, 2019.

By:  /s/ George F. Magera
Name: George F. Magera
Title: Assistant Secretary

Federated Global Investment Management Corp.

Resolved,	that the appropriate officers of the Federated Adviser Series (the “Trust”) be, and hereby are, authorized to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the series of the Trust (the “Funds”), exempting the Funds and the Funds’ registered investment adviser, Federated Global Investment Management Corp. (“Fed Global” or the “Adviser”) from the provisions of Section 15(a) of the 1940 Act, and Rule 18f-2 thereunder, to appoint new sub-advisers to a Fund and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

Further Resolved, that the appropriate officers of the Adviser be, and hereby are, authorized to file an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act on behalf of the Funds, exempting the Funds and the Adviser from the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation; and

Further Resolved, that the appropriate officers be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

Exhibit B-3

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Federated MDTA LLC (the “Adviser”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Managers of such Adviser via unanimous written consent dated May 16, 2019, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 6th day of August, 2019.

By:  /s/ George F. Magera
Name: George F. Magera
Title: Secretary

FEDERATED MDTA LLC

Resolved,	that the appropriate officers of the Federated Adviser Series (the “Trust”) be, and hereby are, authorized to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the series of the Trust (the “Funds”), exempting the Funds and the Funds’ registered investment adviser, Federated MDTA, LLC (“MDT Adviser” or the “Adviser”) from the provisions of Section 15(a) of the 1940 Act, and Rule 18f-2 thereunder, to appoint new sub-advisers to a Fund and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

Further Resolved, that the appropriate officers of the Adviser be, and hereby are, authorized to file an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act on behalf of the Funds, exempting the Funds and the Adviser from the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation; and

Further Resolved, that the appropriate officers be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

Exhibit B-4

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Federated Equity Management Company of Pennsylvania (the “Adviser”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees of such Adviser via unanimous written consent dated May 16, 2019, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 6th day of August, 2019.

By:  /s/ George F. Magera
Name: George F. Magera
Title: Assistant Secretary

FEDERATED EQUITY MANAGEMENT COMPANY

OF PENNSYLVANIA

Resolved,	that the appropriate officers of the Federated Adviser Series (the “Trust”) be, and hereby are, authorized to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the series of the Trust (the “Funds”), exempting the Funds and the Funds’ registered investment adviser, Federated Equity Management Company of Pennsylvania (“FEMCP” or the “Adviser”) from the provisions of Section 15(a) of the 1940 Act, and Rule 18f-2 thereunder, to appoint new sub-advisers to a Fund and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

Further Resolved, that the appropriate officers of the Adviser be, and hereby are, authorized to file an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act on behalf of the Funds, exempting the Funds and the Adviser from the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation; and

Further Resolved, that the appropriate officers be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

Exhibit B-5

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Federated Investment Counseling (the “Adviser”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees of such Adviser via unanimous written consent dated May 16, 2019, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 6th day of August, 2019

By:  /s/ George F. Magera
Name: George F. Magera
Title: Secretary

FEDERATED INVESTMENT COUNSELING

Resolved,	that the appropriate officers of the Federated Adviser Series (the “Trust”) be, and hereby are, authorized to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the series of the Trust (the “Funds”), exempting the Funds and the Funds’ registered investment adviser, Federated Investment Counseling (“FIC” or the “Adviser”) from the provisions of Section 15(a) of the 1940 Act, and Rule 18f-2 thereunder, to appoint new sub-advisers to a Fund and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

Further Resolved, that the appropriate officers of the Adviser be, and hereby are, authorized to file an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act on behalf of the Funds, exempting the Funds and the Adviser from the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation; and

Further Resolved, that the appropriate officers be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

Exhibit B-6

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Federated Investment Management Company (the “Adviser”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Trustees of such Adviser via unanimous written consent dated May 16, 2019, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 6th day of August, 2019

By:  /s/ George F. Magera
Name: George F. Magera
Title: Assistant Secretary

FEDERATED INVESTMENT MANAGEMENT COMPANY.

Resolved,	that the appropriate officers of the Federated Adviser Series (the “Trust”) be, and hereby are, authorized to file an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of the series of the Trust (the “Funds”), exempting the Funds and the Funds’ registered investment adviser, Federated Investment Management Company (“FIMCO” or the “Adviser”) from the provisions of Section 15(a) of the 1940 Act, and Rule 18f-2 thereunder, to appoint new sub-advisers to a Fund and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

Further Resolved, that the appropriate officers of the Adviser be, and hereby are, authorized to file an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act on behalf of the Funds, exempting the Funds and the Adviser from the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation; and

Further Resolved, that the appropriate officers be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

[1] Each Adviser also has a services agreement with Federated Advisory Services Company (“FASCO”) under which FASCO provides certain advisory services to the Advisers (i.e., traders are employees). These agreements are approved each year with the Investment Management Agreements (as defined below) as part of the annual Section 15 advisory agreement approval.

[2] The term “Adviser” includes (i) an Adviser, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, an Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The term “Board” also includes the board of trustees or directors of future Subadvised Funds (as defined below), if different from the board of trustees of the Trust.

[4] References in this Application to “non-in-person” Board meetings (i) refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting and (ii) do not include Board approvals provided by written consent or other actions taken by a Board without convening a meeting.

[5]Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

[6] Affiliated Sub-Adviser includes an adviser that is a less than wholly owned Sub-adviser (a “Partially-Owned Sub-adviser”) such as Hermes Investment Management Limited where Federated holds a majority 60% interest in the Sub-adviser and, upon the exercise in the future of certain put/call rights under a Put/Call Option Deed or other transaction between Federated and another shareholder of the Sub-adviser, Federated anticipates holding an 89.5% interest in the Sub-adviser.

[7] For the purposes of this Application, a “Sub-adviser” also includes an investment sub-adviser that provides or will provide the Advisers with a model portfolio reflecting a specific strategy, style or focus with respect to the investment of all or a portion of a Sub-advised Fund’s assets. The Advisers may use the model portfolio to determine the securities and other instruments to be purchased, sold or entered into by a Sub-advised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that it selects.

[8] Advisers may also make trades for the Sub-advisers.

[9] See Section 15(a)(3) of the 1940 Act.

[10] As used herein, a “Wholly-Owned Subadviser” is any investment adviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Advisers, (2) a “sister company” of the Advisers that is an indirect or direct “wholly-owned subsidiary” of the same company that indirectly or directly wholly owns the Adviser (the Adviser’s “parent company”), or (3) a parent company of the Advisers. An “Unaffiliated Subadviser” is any investment adviser that is not an “affiliated person” (as defined in the 1940 Act) of a Fund or the Advisers, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to one or more Funds. A Partially-Owned subadviser is an Affiliated Sub-adviser but refers specifically to a Sub-adviser like Hermes Investment Management Limited where Federated holds a majority 60% interest in the Sub-adviser and, upon the exercise in the future of certain put/call rights under a Put/Call Option Deed or other transaction between Federated and another shareholder of the Sub-adviser, Federated anticipates holding an 89.5% interest in the Sub-adviser.

[11] See Section l(b)(6) of the 1940 Act.

[12] Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong. 3d Sess. 253 (1940) (statement of David Schenker).

[13] Although the Advisers will not normally make such day-to-day investment decisions, the Advisers retain the right and authority to assume direct responsibility for any function delegated to the Sub-advisers.

[14] A Sub-advised Funds also may pay advisory fees directly to the Sub-advisers.

[15] As defined in Rule 38a-1€(1) under the 1940 Act.

[16] See Carillon Series Trust, et al., Investment Company Act Rel. Nos. 33464 (April 25, 2019) (notice) and 33494 (May 29, 2019) (order).

[17] Any Trustee of the Board that has an ownership interest in the Sub-advisers would not be deemed an Independent Trustee under Section 2(a)(19) of the 1940 Act.

[18] The Advisers are responsible for selecting Sub-advisers in the best interests of the Sub-advised Funds, regardless of the costs or timing constraints that may be associated with the process of seeking shareholder approval of Sub-advisory Agreements and material amendments thereto.

[19] A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi -manager Information Statement may be obtained, without charge, by contacting the Sub-advised Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure, and will be filed with the Commission via the EDGAR system.

[20] See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.

[21] Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).

[22] American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The staff’s letter also viewed the addition of the in-person voting requirement to Section 15(c) as “reflecting the acceptance of and endorsement by Congress of a recommendation advanced by the Commission in 1966 that Section 15 of the [1940] Act be amended to provide that only when directors are ‘physically present’ at the meeting at which votes are taken can the requirements of the statute be satisfied.” Id. See also Provisions of Investment Company Amendments Act of 1970 Concerning Approval of Advisory Contracts and Other Matters for Consideration by Registrants at 1971 Annual Meetings, Investment Company Act Release No. 6336 at n.3 (Feb. 2, 1971). Notwithstanding these statements, the Congressional record clearly provides that board members must be “personally present” to satisfy the in-person meeting requirement, as opposed to “physically present.”

[23] Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).

[24] Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Advisory Agreements at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

[25] The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that, with respect to the Sub-advised Funds, the statements of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by the Sub-Advisers. In addition to this disclosure with respect to portfolio managers, Applicants state that, with respect to the Sub-advised Funds, the statements of additional information will describe the structure of, and method used to determine, the compensation received by the Sub-Advisers.

[26] Federated is aware of another manager of managers exemptive application made by Blackstone Alternative Investment Advisers LLC, et al., and has made similar requests as those contained therein.

[27] Applicants will only comply with conditions 7 and 9, in addition to certain aspects of condition 8 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.